Contact

www.linkedin.com/in/
jonathanrobinson3 (LinkedIn)

Top Skills

Artificial Intelligence (AI)
product-led growth
Strategic Thinking

Certifications

Scrum Master
PMC

Jonathan Robinson

Product Executive in Healthcare
Austin, Texas, United States

Summary

As a strategic product leader with deep expertise in AI-driven medical technology, I'm passionate about building innovative solutions that improve patient outcomes and drive measurable business growth.

Over nearly two decades in the healthcare technology space, I've led cross-functional teams through every stage of the product lifecycle—from ideation and roadmap development to launch and market expansion. My experience spans scaling SaaS solutions, driving product-led growth strategies, and executing complex M&A integrations that have generated significant revenue and enterprise value.

I'm driven by a commitment to customer-centric innovation, operational excellence, and building high-performing teams that thrive in fast-paced environments.

Let's connect if you share a passion for advancing healthcare technology, product strategy, or scaling mission-driven solutions.

Experience

Koios Medical
Product Management
February 2024 - Present (1 year 11 months)

Intelerad Medical Systems
18 years 8 months

Director of Product Management
September 2021 - February 2024 (2 years 6 months)
Montreal, Quebec, Canada

Group Product Manager
April 2021 - September 2021 (6 months)

Montreal, Quebec, Canada

Senior Innovation Product Manager
June 2019 - April 2021 (1 year 11 months)
Montreal, Canada Area

Product Manager
August 2014 - April 2021 (6 years 9 months)

Hospital Solutions Manager
August 2013 - August 2014 (1 year 1 month)

Product Owner
September 2011 - August 2013 (2 years)

Product Specialist
October 2007 - September 2011 (4 years)

Product Specialist involves assisting in a technical sales support role. A great deal of my time is spent, however, on researching new features and functionality which we would like to build.

Field Analyst
July 2006 - October 2007 (1 year 4 months)

Applications Specialist
July 2005 - July 2006 (1 year 1 month)

Education

Carleton University
BA Honours, History · (2000 - 2005)